                                                                         November 8, 2017
To whom it may concern:
Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma Representative Director, CEO & COO (Code No. 6479, TSE Div. No. 1)
Contact:	Hiromi Yoda Director, Senior Managing Executive Officer
Phone:	+81-(0)3-6758-6711

Notice Regarding Revisions to Full-Year Consolidated Business Forecasts
for Fiscal Year Ending March 31, 2018

MINEBEA MITSUMI Inc. announced today that it has revised the full-year consolidated business forecasts announced on August 4, 2017 for the fiscal year ending March 31, 2018 (from April 1, 2017 to March 31, 2018) in light of recent business conditions.

1.	Revisions to the Full-Year Consolidated Business Forecast for the Fiscal Year Ending March 31, 2018 (from April 1, 2017 to March 31, 2018)
	Net sales	Operating income	Ordinary income	Income attributable to owners of the parent	Net income per share
	millions of yen	millions of yen	millions of yen	millions of yen	yen
Previous forecast (A)	810,000	67,000	66,000	50,800	119.97
(announced on August 4, 2017)
Revised forecast (B)	810,000	73,000	72,000	57,000	135.51
Difference (B-A)	―	6,000	6,000	6,200	―
Difference (%)	―	9.0	9.1	12.2	―
(Reference) Results for the fiscal year ended March 31, 2017	638,926	49,015	48,393	41,146	107.33

2.
Reasons for Revisions
The full-year consolidated business forecasts for the fiscal year ending March 31, 2018 have been revised in light of the results of the half-year for the said fiscal year and recent business conditions.

(Note)
The business forecasts contained in this press release are made based on information available as of the date of the announcement. The actual results may differ from the forecasts due to a variety of factors in the days to come.

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